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INFORMATION  CONTAINED  IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS  A  CURRENTLY  VALID  OMB  CONTROL  NUMBER.
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                            GAMA COMPUTER CORPORATION
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                                (Name of Issuer)

                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)

                                   364598 10 2
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                                 (CUSIP Number)


                    Daniel T. Josipovich, Corporate Secretary
                            Gama Computer Corporation
                 25422 Trabuco Road 105-Y, Lake Forest, CA 92630
                   Tel. (714) 731-3389     Fax (949) 461-0049
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  364598  10  2
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     1.   Names  of  Reporting  Persons.  I.R.S.  Identification  Nos.  of above persons  (entities  only).
          Daniel T. Josipovich
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     2.   Check  the  Appropriate  Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [X]
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     3.   SEC  Use  Only
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     4.   Source  of  Funds  (See  Instructions)  00
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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [ ]
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     6.   Citizenship or Place of Organization
                                                 California
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Number  of        7.     Sole  Voting  Power    2,725,000
Shares        ==================================================================
Beneficially      8.     Shared  Voting  Power   - 0 -
Owned  by     ==================================================================
Each              9.     Sole  Dispositive  Power   2,725,000
Reporting     ==================================================================
Person  With     10.     Shared  Dispositive  Power   - 0 -
================================================================================
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 2,725,000
================================================================================
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
================================================================================
     13.  Percent of Class Represented by Amount in Row (11)   21.1%
================================================================================
     14.  Type of Reporting Person (See Instructions)   IN
================================================================================

ITEM  1.     SECURITY  AND  ISSUER.

This statement relates to the common stock, $0.0001 par value ("Common Stock") of Gama Computer Corporation ("Issuer"). The principal executive offices of the Issuer are presently located at 25422 Trabuco Road 105-Y, Lake Forest, California 92630.

ITEM  2.     IDENTITY  AND  BACKGROUND.

This statement is filed by Daniel T. Josipovich, businessman, whose business address is 25422 Trabuco Road 105-Y, Lake Forest, CA 92630. During the last five (5) years, Daniel T. Josipovich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, Daniel T. Josipovich has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     The securities were acquired by Daniel T. Josipovich in a tax-free exchange pursuant to that certain Agreement and Plan of Merger dated September 24, 2001 among Issuer, The Bluebook International, Inc., a Nevada corporation ("Bluebook International"), Bluebook Acquisitions Corp., a Nevada corporation
("Acquisitions"), Mark A. Josipovich, Daniel T. Josipovich, Daniel E. Josipovich, Dorothy E. Josipovich, and Andrew Hromyk. As part of this transaction, Daniel T. Josipovich transferred to Issuer certain shares owned in Bluebook International by Daniel T. Josipovich, and Issuer in exchange issued shares of its common stock to Daniel T. Josipovich.

ITEM  4.     PURPOSE  OF  TRANSACTION.

     The purpose of the transaction herein reported was as follows: (i) Issuer acquiring ownership of Bluebook International, (ii) Bluebook International merging into Acquisitions, a wholly-owned subsidiary of Issuer, (iii)
Acquisitions carrying on the business of Bluebook International, (iv) the Director of Issuer resigning, (v) Daniel T. Josipovich, Mark A. Josipovich, Clinton L. Hubbard, Paul D. Sheriff and David M. Campatelli, each being appointed as a replacement Director of Issuer, (vi) Mark A. Josipovich being appointed as President, Chief Executive Officer, and Secretary of Issuer, and
(vii) Daniel T. Josipovich being appointed as Chief Operations Officer of Issuer. Otherwise, Daniel T. Josipovich has no plan or proposal which relates to or would result in the occurrence or fulfillment of any events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST  IN  SECURITIES  OF  THE  ISSUER.

          (a) 2,725,000 shares are beneficially owned by Daniel T. Josipovich. These shares constitute 21.1% of the shares of common stock currently issued and outstanding.
          (b) Daniel T. Josipovich has the sole power to vote and to dispose of all of the shares beneficially owned.
          (c)  None.
          (d)  None.
          (e)  Not  applicable.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT  TO  SECURITIES  OF  THE  ISSUER.

     Daniel T. Josipovich is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) required to be disclosed by
Item  6  of  Schedule  13D.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     The following document filed as an exhibit to the Issuer's Schedule 13D, filed with the Securities and Exchange Commission on October 11, 2001, on behalf of Daniel E. Josipovich, is filed herein by this reference:

     1. Agreement and Plan of Merger, dated September 24, 2001, among Issuer, The Bluebook International, Acquisitions, Daniel T. Josipovich, Daniel
          T. Josipovich, Daniel E. Josipovich, Dorothy E. Josipovich and Andrew Hromyk.


                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               /s/  Daniel T. Josipovich
Dated:  October 11, 2001                       ---------------------------------
                                               Daniel  T.  Josipovich